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EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2009	2008	2007	2006	2005
Income before provision for income taxes and fixed charges (Note A)	$114,457,760	$108,185,260	$91,690,922	$99,409,515	$65,781,250

Fixed Charges:
Interest on long-term debt	$42,084,023	$36,040,957	$31,120,122	$25,947,191	$24,059,165
Interest on short-term debt	1,124,883	1,853,682	2,940,317	2,275,939	195,197
Interest on note payable to securitization trust	4,250,000	4,250,000	4,250,000	4,250,000	4,250,000
Other interest	(680,863)	1,152,588	1,069,206	1,029,135	605,492
Rental expense representative of an interest factor (Note B)	6,501,484	6,040,062	4,686,748	4,798,490	659,844

Total fixed charges	$53,279,527	$49,337,289	$44,066,393	$38,300,755	$29,769,698
Ratio of earnings to fixed charges	2.15	2.19	2.08	2.60	2.21

NOTE A:    For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:    One-third of rental expense (which approximates the interest factor).

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  EXHIBIT (12)